                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 6)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Alliance Health, Inc.
                       (Name of Subject Company (issuer))

      Alliance Health, Inc. - Offeror and S.J. Kechejian, M.D. - Affiliate
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                            -------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    018601104
                      (CUSIP Number of Class of Securities)

                            -------------------------

                               Sharilyn B. Wilson
                             Chief Financial Officer
                              Alliance Health, Inc.
                             421 E. Airport Freeway
                               Irving, Texas 75062
                                 (972) 255-5533

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

================================================================================

                            CALCULATION OF FILING FEE

================================================================================
     Transaction Valuation                      Amount of Filing Fee
--------------------------------------------------------------------------------
        $1,013,361 (a)                              $ 202.67 (b)
================================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 3,070,792 shares in the offer, based upon a price per share of $0.33, (b) Calculated as 1/50th of 1% of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:        N/A
      Form or Registration No.       N/A
      Filing Party:                  N/A
      Date Filed:                    N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|X|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                             Introductory Statement

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO that relates to an offer by Alliance Health, Inc., a Delaware corporation ("Alliance"), to purchase for cash up to 3,070,792 of Alliance's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 20, 2002 as amended February 26, 2003 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Amendment No. 6 to Schedule TO.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

     The staff of the Securities and Exchange Commission has advised Alliance that our Tender Offer constitutes a " Going Private" transaction because, theoretically, upon its conclusion, we could have had less that 300 record shareholders, which possibility in the staff's opinion triggers the additional disclosures required by Rule 13e-3. Alliance strongly disagrees with the staff. The Tender Offer was initiated to give to shareholders the same opportunity to sell their shares back to Alliance, at the same price of $0.33 per share as given to S. J. Kechejian, MD., our President, CEO and then principal shareholder, all as set forth in the attached Offer to Purchase. The Alliance Board of Directors had no intention of taking Alliance "private" when the Board authorized the Tender Offer.

     Furthermore, Dr. Kechejian's relatives have agreed to give away shares of our stock to as many of their friends and relatives as is necessary to insure that record shareholders of Alliance will not fall below 300 as a result of this Tender Offer.

     Also, the SEC staff advised that Dr. Kechejian should also file a Schedule 13e-3 because in the staff's opinion the sale of the assets to Dr. Kechejian and the purchase of his remaining shares constituted steps in furtherance of a going-private transaction. Again, both Alliance and Dr. Kechejian strongly disagree with the SEC's staff's opinion and maintain that the transactions do not and will not constitute a going-private transaction. Alliance and Dr. Kechejian maintain that the disclosure requirements of 13e-3 do not apply to either Alliance or Dr. Kechejian.

     Notwithstanding our disagreement with the staff and our certainty that the additional disclosure requirements of Rule 13e-3 will not be triggered, we have voluntarily included such information in this Amendment No. 6, to the extent it exists and is obtainable, to comply with the staff's demand, not because we believe it is required. This information applies in respect to Alliance and to Dr. Kechejian.

Item 12. Exhibits.

     (a)(1)(i) Amended Offer to Purchase, dated February 26, 2003.

     (a)(1)(ii) Amended Form of Letter of Transmittal.

     (a)(5)(iii) Cover letter for Amended Offer to Purchase.

================================================================================

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Alliance Health, Inc.

                                      By: /s/ S. J. Kechejian, M.D.
                                      -------------------------------------
                                      Name: S. J. Kechejian, M.D.
                                      Title: President

Dated: February 26, 2003


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ S. J. Kechejian, M.D.
                                       -------------------------------------
                                       Name: S. J. Kechejian, M.D.

Dated: February 26, 2003

                              ALLIANCE HEALTH, INC.
                      AMENDMENT DATED FEBRUARY 26, 2003 TO
            OFFER TO PURCHASE FOR CASH UP TO 3,070,792 OF ITS ISSUED
                   AND OUTSTANDING SHARES FOR $0.33 PER SHARE
              THE OFFER WILL EXPIRE AT MIDNIGHT DALLAS, TEXAS TIME
                ON MARCH 15, 2003, UNLESS THE OFFER IS EXTENDED.

To the shareholders of Alliance Health, Inc.:

     Alliance Health, Inc. is offering to purchase up to 3,070,792 of its issued and outstanding shares of Common Stock, par value $0.01 per Share (the "Shares"). The offer is for $0.33 per Share, and is upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). The Offer will expire at midnight Dallas, Texas Time on March 15, 2003, unless extended. The Shares are not traded in the public markets. Tendering shareholders will not be obliged to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Alliance pursuant to the Offer. Alliance has mailed materials relating to the Offer to record holders on or about December 20, 2002 and anticipates mailing amended materials on February 28, 2003.

     Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.






     As of December 31, 2002, the book value of our Common Stock was approximately $0.43 per share.

                              Important Information

     Shareholders who desire to tender their Shares should either: (1) properly complete and sign the Letter of Transmittal, including the original of any required signature guarantee(s) and mail or deliver it together with their Shares (in proper certificated form) and any other documents required by the Letter of Transmittal; or (2) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Shareholders who desire to tender Shares registered in the name of a firm must contact the firm in whose name the Shares are registered to effect a tender on their behalf. Tendering shareholders will not be obligated to pay brokerage commissions in connection with their tender of Shares, but they may be charged a fee by a firm processing the tender(s) on their behalf. Alliance reserves the absolute right to reject tenders it determines not to be in appropriate form. If you do not wish to tender your Shares, you need not take any action.

     None of Alliance's Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. No person has been authorized to make any recommendation on behalf of Alliance or its Board of Directors as to whether shareholders should tender or refrain from tendering shares pursuant to the Offer or to make any representation or to give any information in connection with the Offer other than as contained in this document or in the Letter of Transmittal. If made or given, any such recommendation, representation or information must not be relied upon as having been authorized by Alliance or its Board of Directors. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisers and make their own decisions whether to tender or refrain from tendering their shares.

     Alliance will serve as its own depositary for this Offer. Shares and Letter of Transmittal should be sent to:

                               Sharilyn B. Wilson
                             Chief Financial Officer
                              Alliance Health, Inc.
                             421 E. Airport Freeway
                               Irving, Texas 75062
                                 (972) 255-5533

                               TABLE OF CONTENTS


                                                                          Page

SUMMARY TERM SHEET                                                          5

 1. Price; Number of Shares                                                 9

 2. Purpose of the Offer; Plans or Proposals of Alliance                    9

 3. Fairness of the Transaction                                            10

 4. Reports, Opinions or Appraisals                                        10

 5. Certain Conditions of the Offer                                        10

 6. Procedures for Tendering Shares                                        10

      a. Proper Tender of Shares                                           10

      b. Signature Guarantees and Method of Delivery                       11

      c. Determinations of Validity                                        13

      d. United States Federal Income Tax Withholding                      13

7. Withdrawal Rights                                                       13

8. Payment for Shares                                                      14

9. Source and Amount of Funds                                              15

10. Price Range of Shares; Dividends/Distributions                         15

11. Selected Financial Information                                         15

12. Interest of Directors, Executive Officers and Certain                  16
      Related Persons

13. Certain Effects of the Offer                                           17

14. Certain Information about Alliance                                     17

15. Additional Information                                                 17

16. Certain United States Federal Income Tax Consequences                  17

17. Extension of Tender Period                                             19

18. Miscellaneous                                                          19

                               SUMMARY TERM SHEET

                (Section references are to the Offer to Purchase)

This Summary Term Sheet highlights certain information concerning this tender offer. To understand the offer fully and for a more complete discussion of the terms and conditions of the offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal.

What is the tender offer?

     Alliance is offering to purchase up to all its remaining 3,070,792 outstanding shares of Common Stock for cash at a price of $0.33 per share. This is the approximate net book value of the Alliance outstanding Shares as of September 30, 2002, the fiscal year end of Alliance. As of December 31, 2002, the book value of our Common Stock was approximately $0.43 per share. There is no public market for the Shares.

Why is Alliance making this tender offer?

     On October 28, 2002, Alliance agreed to sell all of its operating property and equipment (the "Assets") to its president, S. J. Kechejian, M.D. and certain of his affiliated companies in exchange for 6,333,333 shares of Alliance common stock and $110,000 in cash. The Assets were valued by the Board of Directors, Dr. Kechejian abstaining, at $2,200,000, or $0.33 per share of common stock that Dr. Kechejian exchanged for the Assets and $110,000 cash received from certain entities with which Dr. Kechejian is affiliated. Sale of the Assets to Dr. Kechejian and affiliated entities occurred on November 29, 2002. Simultaneously, Dr. Kechejian, in order to minimize his tax liability, sold back to Alliance the remainder of the Alliance shares owned by him and entities that he controlled, a total of 4,955,875 shares, for $1,635,439 cash, or $0.33 per share, the per share audited book value of the Shares as of September 30, 2002, Alliance's fiscal year end.

     There is no public market for the Shares. Alliance is making this Offer to all other Alliance shareholders to ensure that all shareholders are treated equally and have an opportunity to sell their shares back to Alliance for $0.33 per share, the same price Dr. Kechejian received for his shares that he sold back to Alliance. Shareholders should note that as of December 31, 2002, the book value of our Common Stock was approximately $0.43 per share.


When will the tender offer expire, and may the offer be extended?

     The tender offer will expire at midnight Dallas, Texas Time on March 15, 2003, unless extended. Alliance may extend the period of time the offer will be open by issuing a press release, notifying shareholders by mail or making some other public announcement by no later than 9:00 a.m. the next business day after the offer otherwise would have expired. See Section 15.

How was the $0.33 per Share Offer price determined?

     There is no public market for the Shares. The audited book value per share as of September 30, 2002 was $0.33 per share and was the price paid to Dr. Kechejian for his remaining 4,955,875 shares. Alliance determined that all other shareholders should have the same opportunity to sell their shares back to Alliance for the same price of $0.33 per share paid to Dr. Kechejian. Alliance has no business or operation. Its only asset is approximately $1,297,000 in cash.

How do I tender my shares?

     If your shares are registered in your name, you should obtain the tender offer materials, including the Offer to Purchase and the related Letter of Transmittal, read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by Alliance in proper form before midnight Dallas, Texas Time on March 15, 2003 (unless the tender offer is extended by Alliance in which case the new deadline will be as stated in the public announcement of the extension). If your shares are held by a broker, dealer, commercial bank, trust company or other nominee (sometimes referred to as in "street name"), you should contact the firm holding your shares to obtain the package of information necessary to make your decision, and you can tender your shares only by directing that firm to complete, compile and deliver the necessary documents for submission to Alliance by March 15, 2003 (or if the offer is extended, the expiration date as extended). See Section 4.

Must I tender all of my shares?

     No. You may tender either all or any smaller number of the shares you own.

May I withdraw my shares after I have tendered them? If I decide to withdraw them, by when must my withdrawal be made?

     Yes. Unless previously accepted for payment, you may withdraw your shares at any time after the expiration of 40 business days from the commencement of the Offer, December 20, 2002. Also, you may withdraw your shares at any time prior to midnight Dallas, Texas Time on March 15, 2003 (or if the offer is extended, at any time prior to midnight Dallas, Texas Time on the new expiration date). Withdrawn shares may be re-tendered by following the tender procedures before the offer expires (including any extension period).

How do I withdraw tendered shares?

     A notice to withdraw tendered shares must be timely received by Alliance. It must specify the name of the shareholder who tendered the shares, the number of shares being withdrawn (which must be all of the shares the shareholder has tendered) and, as regards share certificates which represent tendered shares that have been delivered or otherwise identified to Alliance, the name of the registered owner of such shares if different from the person who tendered the shares. See Section 5.

May I place any conditions on my tender of shares?

     No.

Does Alliance have the financial resources to make payment?

     Yes. Alliance has approximately $1,297,000 in cash.

If shares I tender are accepted by Alliance, when will payment be made?

     Alliance contemplates making payment for tendered shares promptly after March 15, 2003. See Section 6.

Is Alliance required to complete the tender offer and purchase all shares tendered up to the number of shares tendered for?

     Yes, all properly tendered Shares must be purchased.

Is there any reason shares tendered would not be accepted?

     Alliance has reserved the right to reject tenders determined by it not to be in appropriate form. Among the reasons which would cause Alliance to reject a tender would be that the tender does not include required original signature(s) or the original of any required signature guarantee(s).

How will tendered shares be accepted for payment?

     Properly tendered shares will be accepted for payment by a determination of Alliance's Board of Directors. See Section 6.

Is my sale of shares in the tender offer a taxable transaction?

     For most shareholders, yes. It is anticipated that all U.S. shareholders (other than tax-exempt persons) who sell shares in the tender offer will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the shares sold and their adjusted basis in the shares. The sale date for tax purposes will be the date Alliance accepts shares for purchase. See Section 14 for details, including the nature of the income or loss and the differing rules for U.S. and non-U.S. shareholders. Please consult your tax advisor as well.

What action do I need to take if I decide not to tender my shares?

     None.

Does Alliance's management encourage shareholders to participate in the tender offer, and will they participate in the tender offer?

     No. Neither Alliance, nor its Board of Directors is making any recommendation to tender or not to tender shares in the tender offer. No director or officer of Alliance intends to tender shares. However, as noted above, Dr. Kechejian has already sold all of his remaining shares back to Alliance for $0.33 per share. See Section 10.

How do I obtain additional information?

     Questions, requests for assistance and requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to Sharilyn B. Wilson at Alliance, (972)
     255-5533. If you do not own shares directly, you should direct your requests for assistance, information and documents to your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

     1. Price; Number of Shares. Upon the terms of the Offer, Alliance will accept for payment and purchase for cash, 3,070,792 of its Shares that are properly tendered prior to midnight Dallas, Texas Time on March 15, 2003 (and not withdrawn in accordance with Section 5). Alliance reserves the right to extend the Offer. See Section 15. The later of March 15, 2003, and the latest date to which the Offer is extended, is referred to in this document as the "Expiration Date." The purchase price of the Shares will be $0.33 per Share. Shareholders should note that as of December 31, 2002, the book value of our Common Stock was approximately $0.43 per share.

     The Offer is being made to all shareholders and is not conditioned upon shareholders tendering in the aggregate any minimum number of Shares.

     On December 20, 2003, there were 3,070,792 Shares issued and outstanding, and there were 308 holders of record of the Shares. Many of these holders of record were brokers, dealers, commercial banks, trust companies and other institutions that held Shares in nominee name on behalf of multiple beneficial owners.

     2. Purpose of the Offer; Plans or Proposals of Alliance. On October 28, 2002, Alliance agreed to sell all of its operating property and equipment (the "Assets") to its president, S. J. Kechejian, M.D. and certain of his affiliated companies in exchange for 6,333,333 shares of Alliance common stock and $110,000 in cash. The Assets were valued by the Board of Directors, Dr. Kechejian abstaining, at $2,200,000, or $0.33 per share of common stock that Dr. Kechejian exchanged for the Assets plus $110,000 cash. Sale of the Assets to Dr. Kechejian and affiliated entities occurred on November 29, 2002. Simultaneously, Dr. Kechejian, as his condition of the sale in order to minimize his tax liability, sold back to Alliance the remainder of the Alliance shares owned by him and entities that he controlled, a total of 4,955,875 shares, for $1,635,439 cash, or $0.33 per share, the per share audited book value of the Shares as of September 30, 2002, Alliance's fiscal year end.

     To avoid any claim of preferential treatment, the Alliance Board authorized this Offer for the sole purpose of giving all shareholders the same opportunity of selling their shares back to Alliance for $0.33 per share. The Alliance Board did not consider any other alternative means to accomplish the stated purpose of giving the shareholders the same opportunity to sell their shares back to Alliance as was afforded Dr. Kechejian.

     The reason the Board decided to sell all of its operating assets was because business was declining as was Alliance's revenues and profits. Alliance's only sources of business were affiliates of Dr. Kechejian. There were no long term contracts between Alliance and these affiliates, only arrangements that could be terminated at will of either party.

     For fiscal year ended September 30, 2002, revenues from these discontinued operations of Alliance equaled $1,593,798 compared to $3,331,000 for fiscal year ended September 30, 2001, a decline of $1,737,202. Income from discontinued operations for fiscal year ended September 30, 2002 equaled $75,998 compared to $806,391 for fiscal year ended September 30, 2001, a decline of $730,393. The Board believed that these negative trends were continuing. For these reasons the Board, Dr. Kechejian not participating, decided to sell the assets, in order to stop the expected losses and preserve cash.

     The Board decided that the assets should be sold at one time since the sale of the assets individually to non-affiliated persons would have taken a long time and there was no certainty that all of these assets could ever be sold. The Board did not attempt to sell the assets to anyone other than Dr. Kechejian. Since these assets were employed to service exclusively Dr. Kechejian affiliated companies, these same companies were the likely buyers of these assets. Dr. Kechejian agreed to purchase these assets in exchange for stock, but only if Alliance would purchase the remainder of his shares for cash. The Board agreed, because it believed that finding another buyer for the assets would be very difficult.

     The Board had the assets appraised by George Witte, Business Appraiser, who appraised the assets at between $2,200,000 and $2,400,000. Dr. Kechejian offered to buy the assets for $2,200,000, subject to Alliance buying the remainder of his shares for book value, or $0.33 per share. The Board, Dr. Kechejian not participating, unanimously accepted.

     The effects of the transaction are that Alliance has no operating business, approximately $1,297,000 cash in the bank and 11,289,208 less shares outstanding. Dr. Kechejian affiliates own the assets. Dr. Kechejian does not own any Alliance stock. There may be a small taxable gain to Alliance on the sale of the assets. This has not yet been determined.

     Other than as discussed above, there were no past contacts and negotiations that led to this sale of assets to Dr. Kechejian affiliates. The Board first decided to evaluate a sale of the assets in approximately May 2002. The Board engaged George Witte to do an appraisal in June 2002. At a Board meeting on October 9, 2002, a sale of the assets to Dr. Kechejian was discussed. On October 28, 2002, the Board met again and agreed to sell the assets to Dr. Kechejian for $2,200,000, cash or cash equivalent, plus as a condition of the sale to buy the rest of his shares for $0.33 per share, the September 30, 2002 book value. The Board then decided to make the Tender Offer to the other shareholders for the same $0.33 per share to insure that there would be no preferential treatment accorded Dr. Kechejian.

     There is no public market for the Shares. Alliance is making this Offer to all other Alliance shareholders to ensure that all shareholders are treated equally and have an opportunity to sell their shares back to Alliance for $0.33 per share, the same price Dr. Kechejian received for his shares that he sold back to Alliance. Shareholders should note that as of December 31, 2002, the book value of our Common Stock was approximately $0.43 per share.

     Upon conclusion of the Tender Offer, Alliance intends to seek to combine with another business or entity, either through merger, consolidation or acquisition of assets. Alliance does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in any extraordinary transaction, such as a merger, reorganization or acquisition of assets. There is no certainty that we will be successful and find an entity with which to combine. If we do not, it is likely that Alliance will continue to have negative cash flow and losses because the administrative costs and costs of seeking for a combination entity shall exceed interest income on Alliance's cash on hand after expiration of the Offer.

     3. Fairness of the Transaction. Alliance believes that the $0.33 per share Offer is fair to all non-affiliated shareholders. Dr. Kechejian, individually, also believes that the $0.33 per share Offer is fair to all non-affiliated shareholders because it is the same price Alliance paid for his shares. The $0.33 per share price is equal to the per share book value as of the end of Alliance's fiscal year, September 30, 2002. In respect of the $2,200,000 price for the assets sold to Dr. Kechejian affiliates, see above discussion and below about appraisal of George Witte, Business Appraiser. Alliance contends that the sale of the assets to affiliates of Dr. Kechejian for $2,200,000 was fair to all non-affiliated shareholders. Dr. Kechejian also believes this $2,200,000 price was fair to all non-affiliated shareholders. Neither Dr. Kechejian nor the Board considered any factors to determine the fairness of the $0.33 per share Tender Offer price or the $2,200,000 price of the assets sold to Dr. Kechejian affiliates or the $0.33 per share paid to Dr. Kechejian for the remainder of his shares other than Mr. Witte's appraisal, the $0.33 per share audited book value and the facts that gross revenues and earnings had materially declined over the prior year and were continuing to decline. The Board does not consider that these transactions constitutes a going private transaction and that any disclosure required by Rule 13e-3 or Item 1014 of Schedule M-A is or was required. Therefore when the decision was made to sell the assets, buy Dr. Kechejian's remaining shares and make the Tender Offer, no consideration was made by the Board of the absence of the procedural safeguards set forth in Items 1014(c) and (d) of Regulation M-A. The Board did not consider and does not believe that these transactions need the approval of the non-affiliated shareholders. Dr. Kechejian owned 78% of the stock and he approved the transactions. The Board, Dr. Kechejian not participating, unanimously approved each of the transactions. No Board member is an employee of Alliance or was at the time the transactions were unanimously approved; however Dr. Kechejian was at such time and still is President of Alliance.

     The sale of the assets to Dr. Kechejian, the purchase of his remaining shares and this Tender Offer do not require the approval of at least a majority of unaffiliated shareholders. Neither Dr. Kechejian, the Board as a whole nor any majority of the members of the Board (none of whom are or were employees of Alliance) retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the said transactions and/or preparing a report concerning the fairness of the transaction. However, the Board retained Mr. Witte, an unaffiliated person, to give his opinion that the sale of the assets to Dr. Kechejian affiliates for between $2,200,000 to $2,400,000 was fair to non-affiliated shareholders. Mr. Witte gave such an opinion and the Board and Dr. Kechejian relied upon and adopted it to conclude the transaction was fair to non-affiliated shareholders.

     As aforesaid, there is no and has never been any public market for the shares of Alliance stock. The $2,200,000 purchase price for the assets sold to Dr. Kechejian affiliates was in excess of the book value of the assets. Neither the Board nor Dr. Kechejian gave any weight to the assets as a going concern in arriving at the $2,200,000 purchase price. The Board decided that the only buyer of the assets was Dr. Kechejian affiliates because those assets were used by Alliance to do business only with Dr. Kechejian affiliates. Alliance's revenues and income fell substantially in fiscal 2002. The Board estimated that if the decline continued, Alliance would suffer substantial losses in fiscal 2003. Therefore, they concluded that sale of the assets to Dr. Kechejian affiliates was in Alliance's best interest. Dr. Kechejian, a 78% shareholder, agreed. Neither Dr. Kechejian nor the Board took any measures nor relied on any factor or opinion other than as discussed above, to determine that the sale of the assets to Dr. Kechejian affiliates for $2,200,000, the purchase of the remainder of his shares for $0.33 book value per share and the Tender Offer price of $0.33 per share were procedurally fair to unaffiliated shareholders. No offers to purchase the assets were ever received by Alliance from any unaffiliated person. Only Dr. Kechejian offered to purchase the assets and the Board approved and accepted his offer. Therefore, the Board and Dr. Kechejian believed that no other measures were necessary to determine either the procedural or substantive fairness to unaffiliated shareholders. On October 28, 2002, the Board determined that the sale price of $2,200,000 of the assets to Dr. Kechejian affiliates, the purchase of his remaining shares for $0.33 per share and the Tender Offer price of $0.33 per share were each procedurally and substantively fair to unaffiliated shareholders. Dr. Kechejian, individually, also on this date determined that these transactions were substantively and procedurally fair to unaffiliated shareholders.

     The Tender Offer $0.33 per share price as of September 30, 2002, approximately equaled the liquidation price per share of Alliance. On December 31, 2002, Alliance's unaudited book value was approximately $0.43 per share. The Board and Dr. Kechejian believe that the $0.33 per share Tender Offer price remains fair to unaffiliated shareholders solely because such $0.33 per share is based upon and equal to the cash price paid to Dr. Kechejian for the remainder of his shares. As set forth several times herein, the only purpose of the Tender Offer was and is to ensure that Dr. Kechejian was not accorded preferential treatment when his shares were purchased for $0.33 per share, audited book value as of September 30, 2002. Keeping the $0.33 per share Tender Offer price the same as the $0.33 per share paid to Dr. Kechejian accomplishes this purpose. The Board and Dr. Kechejian believe that this remains fair to unaffiliated shareholders.

     Dr. Kechejian, individually, and the Board considered the value range of the assets set forth in Mr. Witte's appraisal as one of the factors discussed herein to make their respective determinations that the $2,200,000 sale price of the assets to Dr. Kechejian affiliates was fair to unaffiliated Alliance shareholders.

     4. Reports, Opinions or Appraisals. Alliance did not secure any report, opinion or appraisal from a non-affiliated party of the fairness of the Offer price of $0.33 per Share. Alliance did receive an appraisal of the assets sold to Dr. Kechejian affiliates from George Witte, Business Appraiser, copy attached hereto as Exhibit A. His resume is attached to his appraisal. The Board selected him upon recommendation of counsel. No relationship existed between Alliance and Mr. Witte prior to this engagement. He was paid $7,500 for his appraisal. The Board suggested the range of consideration to be paid for the assets. See appraisal for details.

     The Board asked Mr. Witte to give his opinion of whether the sale of the assets to Dr. Kechejian affiliates for between $2,200,000 and $2,400,000 is fair, from a financial point of view, to the unaffiliated shareholders. No other instructions were given to Mr. Witte. Mr. Witte considered or examined the following items to render his opinion:

     1. the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001. It's Quarterly Reports on Form 10-QSB for the quarters ended December 31, 2001 and March 31, 2002;
     2.   Company Asset Net Book Value, May 31, 2002;
     3.   Company Fixed Assets @ 5-31-02;
     4. County Appraisal District Property Value Notices for the Sherman, Longview, Haltom City and Tyler clinic buildings;
     5.   inspection of the Sherman, Longview, Haltom City and Tyler clinics;

     6.   inspection of the Dallas, Fort Worth and trailer mounted MRI machines;
     7.   discussions with Sharilyn Wilson, Company Vice President;
     8.   discussions with the vendors of the Company's major equipment;
     9. discussions with the 4 county appraisers who had appraised the clinic buildings.

     Both the Board and Dr. Kechejian reviewed, relied upon and adopted the conclusion of Mr. Witte that the sale of the assets to Dr. Kechejian affiliates for between $2,200,000 and $2,400,000 is fair, from a financial point of view, to the unaffiliated shareholders. Mr. Witte did not provide the Board or Dr. Kechejian the values of the individual assets referred to by Mr. Witte in his report and therefore were not considered or relied upon by either the Board or Dr. Kechejian.

     5. Certain Conditions of the Offer. None. All properly tendered Shares will be purchased.

     6. Procedures for Tendering Shares.

     a. Proper Tender of Shares. For Shares to be properly tendered pursuant to the Offer, a shareholder must properly complete and duly execute a Letter of Transmittal bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by the Letter of Transmittal, and cause them to be delivered to Alliance at Alliance's address set forth on the front cover of this Offer before midnight Dallas, Texas Time on the Expiration Date. Shareholders who desire to tender Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to effect a tender on their behalf.

     Section 14(e) of the Exchange Act and Rule 14e-4 promulgated there under make it unlawful for any person, acting alone or in concert with others, directly or indirectly, to tender Shares in a partial tender offer for such person's own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a "net long position" equal to or greater than the amount tendered in (a) Shares and will deliver or cause to be delivered such Shares for the purpose of tender to Alliance within the period specified in the Offer, or (b) an equivalent security and, upon the acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to Alliance prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     The acceptance of Shares by Alliance for payment will constitute a binding agreement between the tendering shareholder and Alliance upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that the shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and that its tender of such Shares complies with Rule 14e-4.

     b. Signature Guarantees and Method of Delivery. No signature guarantee is required if (a) the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered thereby, unless such holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal, or (b) the Shares tendered are tendered for the account of a firm (an "Eligible Institution") which is a broker, dealer, commercial bank, credit union, savings association or other entity and which is a member in good standing of a stock transfer association's approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal.

     If the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered thereby, the signature(s) must correspond to the name(s) as written on the face of the certificate(s) for the Shares tendered without alteration, enlargement or any change whatsoever.

     If any of the Shares tendered thereby are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

     If any of the tendered Shares are registered in different names, it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

     If the Letter of Transmittal or any certificates for Shares tendered or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Alliance of their authority to so act must be submitted.

     If the Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted therewith, no endorsements of certificates or separate stock powers with respect to such Shares are required unless payment is to be made to, or certificates for Shares not purchased are to be issued in the name of, a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 6 of the Letter of Transmittal.

     If the Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed thereon, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either cash signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the Shares involved. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 6 of the Letter of Transmittal.

     The method of delivery of any documents, including share certificates, the Letter of Transmittal and any other required documents, is at the option and sole risk of the tendering shareholder. If documents are sent by mail, registered mail with return receipt requested, properly insured, is recommended. Shareholders have the responsibility to cause their Shares to be tendered (in proper certificated or un-certificated form), the Letter of Transmittal (or a copy or facsimile thereof) properly completed and bearing original signature(s) and the original of any required signature guarantee(s) and any other documents required by the Letter of Transmittal, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the purchase amount.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cash, be made only after timely receipt by Alliance of Share certificates evidencing such Shares, a Letter of Transmittal (or a copy or facsimile thereof) properly completed and bearing original signature(s) and the original of any required signature guarantee(s) or, in the cash of a book-entry transfer, an Agent's Message and any other documents required by the Letter of Transmittal.

     c. Determinations of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by Alliance, in its sole discretion, which determination shall be final and binding. Alliance reserves the absolute right to reject tenders determined not to be in appropriate form or to refuse to accept for payment, purchase, or pay for, any Shares if, in the opinion of Alliance's counsel, accepting, purchasing or paying for such Shares would be unlawful. Alliance also reserves the absolute right to waive any defect in any tender, whether generally or with respect to any particular Share(s) or shareholder(s). If we waive a defect with respect to one tender of Shares, we will waive that defect for all other tenders of Shares. Alliance's interpretations of the terms of the Offer shall be final and binding.

     Neither Alliance nor its Board of Directors or any other person is or will be obligated to give any notice of any defect or irregularity in any tender, and none of them will incur any liability for failure to give any such notice.

     d. United States Federal Income Tax Withholding. To prevent the imposition of a U.S. federal backup withholding tax on payments made pursuant to the Offer, prior to such payments each shareholder accepting the Offer who has not previously submitted to Alliance a correct, completed and signed Form W-9 (for U.S. shareholders) or Form W-8BEN (or other appropriate form) (for non-U.S. shareholders), or otherwise established an exemption from such withholding, must submit the appropriate form to Alliance. See Section 14.

     7. Withdrawal Rights. Unless previously accepted for payment, you may withdraw your shares at any time after the expiration of 40 business days from the commencement of the Offer, December 20, 2002. Also, at any time prior to midnight Dallas, Texas Time on the Expiration Date, any shareholder may withdraw all, but not less than all, of the Shares that the shareholder has tendered.

     To be effective, a written notice of withdrawal of Shares tendered must be timely received by Alliance at the appropriate address set forth on the cover page of this Offer. Shareholders may also send a facsimile transmission notice of withdrawal, which must be timely received by Alliance at 972-256-4099 and the original notice of withdrawal must be delivered to Alliance by overnight courier or by hand the next day. Any notice of withdrawal must specify the name(s) of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn (which may not be less than all of the Shares tendered by the shareholder--see Sections 1 and 14) and, if one or more certificates representing such Shares have been delivered or otherwise identified to Alliance, the name(s) of the registered owner(s) of such Shares as set forth in such certificate(s) if different from the name(s) of the person tendering the Shares. If one or more certificates have been delivered to Alliance, then, prior to the release of such certificate(s), the certificate number(s) shown on the particular certificate(s) evidencing such Shares must also be submitted and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution.

     All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by Alliance in its sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered by following the procedures described in Section 4 prior to midnight Dallas, Texas Time on the Expiration Date. Except as otherwise provided in this Section 5, tenders of Shares made pursuant to the Offer will be irrevocable.

     Neither Alliance, its Board of Directors, any other person is or will be obligated to give any notice of any defect or irregularity in any notice of withdrawal, nor shall any of them incur any liability for failure to give any such notice.

     8. Payment for Shares. Under the Exchange Act, Alliance is obligated to pay for or return tendered Shares promptly after the termination, expiration or withdrawal of the Offer. Upon the terms of the Offer, Alliance will pay for Shares properly tendered promptly after the Expiration Date. Alliance will make payment for Shares purchased pursuant to the Offer. Under no circumstances will Alliance pay interest on the purchase price.

     In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by Alliance of: (a) a Letter of Transmittal (or a copy thereof) properly completed and bearing original signature(s) and any required signature guarantee(s), (b) such Shares (in proper certificated or uncertified form) and (c) any other documents required by the Letter of Transmittal. Shareholders may be charged a fee by a broker, dealer or other institution for processing the tender requested. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering shareholder. Alliance will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person of such Shares will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption there from, is submitted.

     Any tendering shareholder or other payee who has not previously submitted a correct, completed and signed Form W-8BEN (or other appropriate form) or Form W-9, as necessary, and who fails to complete fully and sign either a Form W-8BEN (or other appropriate form) or Substitute Form W-9 in the Letter of Transmittal and provide that form to Alliance, may be subject to federal backup withholding tax on the gross proceeds paid to such shareholder or other payee pursuant to the Offer. See Section 14 regarding this tax as well as possible withholding at the rate of 30% (or lower applicable treaty rate) on the gross proceeds payable to tendering non-U.S. shareholders.

     9. Source and Amount of Fund. The total cost to Alliance of purchasing 3,070,792 of its issued and outstanding Shares pursuant to the Offer would be $1,013,361, based on a price per Share of $0.33. On December 31, 2002, Alliance had approximately $1,297,000 cash on hand that consisted of all of its assets. Alliance has approximately $33,000 in liabilities plus expenses associated with this Offer. Alliance expects to pay approximately $25,000 in legal expenses, $3,000 in postage expenses and $2,000 in copying costs in connection with this tender offer. Alliance paid George Witte $7,500 for his appraisal report.

     10. Price Range of Shares; Dividends/Distributions. There is no public market for Alliance shares. Alliance has never paid any dividends on its shares.

     11. Selected Financial Information. Attached to this Offer and incorporated herein is Alliance's Annual Report on Form 10-KSB for its fiscal year ended September 30, 2002 (the "Annual Report"). Alliance's historical business is described in the Annual Report. The audited financial statements begin on page F-1. However, that business and all of Alliance's non-cash assets have been sold to Alliance's president, S. J. Kechejian, M.D., and affiliated entities, Alliance now only has cash in the amount of approximately $1,297,000 as of December 31, 2002. Alliance has no operations or activity of any kind other than this Tender Offer. There are no proforma financials giving effect to these transactions as Alliance has only cash in the bank and no operations and therefore are not material.

     In the event not all of the Shares are tendered or accepted, Alliance will attempt to combine with another entity by merger, consolidation or acquisition of assets. Alliance has not and will not seek any combination entity prior to the Expiration Date.

     12. Interest of Directors, Executive Officers and Certain Related Persons. Information, as of particular dates, concerning Alliance's directors and executive officers, their remuneration, any material interest of such persons in transactions with Alliance and other matters is required to be disclosed in Alliance's Annual Report that is included with this Offer and incorporated herein in its entirety. The Annual Report is filed with the U.S. Securities and Exchange Commission (the "SEC").

     The Shares owned by each of Alliance's officers and directors as of December 20, 2002 is as follows:

------------------------- ------------------------- ---------------------------
Name                      Number of Shares          % of Outstanding Shares
------------------------- ------------------------- ---------------------------
------------------------- ------------------------- ---------------------------
S. J. Kechejian           -0-                       -0-
------------------------- -------------------------- --------------------------
------------------------- -------------------------- --------------------------
Sharilyn B. Wilson        476                        .00016
------------------------- -------------------------- --------------------------
------------------------- -------------------------- --------------------------
Kenneth Guest             -0-                        -0-
------------------------- -------------------------- --------------------------
------------------------- -------------------------- --------------------------
James Kenney              -0-                        -0-
------------------------- -------------------------- --------------------------
------------------------- -------------------------- --------------------------
George Nicalou, M.D.      -0-                        -0-
------------------------- -------------------------- --------------------------
------------------------- -------------------------- --------------------------
Mac Marterossian          -0-                        -0-
------------------------- -------------------------- --------------------------

     Except as described under Item 2 above with respect to Dr. Kechejian's (and affiliated entities) purchase of all of the operating assets and equipment of Alliance in exchange for 6,333,333 Alliance shares (valued at $0.33 per share) and $110,000 cash and his sale back to Alliance of the remainder of his and his affiliated entity's Alliance shares (4,955,875 total shares) for $1,635,439 or $0.33 per share, neither Alliance nor, to the best of Alliance's knowledge, any of Alliance's directors or executive officers, or associates of any of the foregoing, has effected any transaction in Shares, except for dividend reinvestment, during the past 60 business days. Except as set forth in this Offer, neither Alliance, nor, to the best of Alliance's knowledge, any of Alliance's officers or directors, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Offer with respect to any securities of Alliance, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations. Based upon information provided or available to Alliance, no director, officer or affiliate of Alliance intends to tender Shares pursuant to the Offer except Dr. Kechejian's brother, Nishan Kechejian who advised that he will sell some of his shares pursuant to the Offer. As of February 26, 2003, Nishan Kechejian owned 1,987,372 Alliance shares which represents 65% of the outstanding shares. The Offer does not restrict the purchase of Shares pursuant to the Offer from any such person.

     13. Certain Effects of the Offer. The purchase of Shares pursuant to the Offer will increase the proportionate interest in Alliance of shareholders who do not tender Shares. All shareholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding shares and the reduction in Alliance's cash resulting from payment for the tendered Shares. All Shares purchased by Alliance pursuant to the Offer will be retired and thereafter will be authorized and unissued shares. Alliance has no intention of deregistering its shares under Section 15(d) of the Exchange Act. The number of record shareholders will not fall below 300. See Item 2 Purpose of the Offer, Plans or Proposals of Alliance and Item 3. Fairness of the Transaction for discussions of the benefits and detriments to shareholders of these transactions. Except as discussed herein upon conclusion of the Tender Offer, there are no other benefits or detriments known to Alliance.

     Following the sale of the assets to Dr. Kechejian affiliates and the concurrent sale of the remainder of his Alliance shares back to Alliance, Dr.

Kechejian and/or his affiliates then had zero interest in the net book value and net earnings of Alliance and 100% in any future earnings of the assets acquired from Alliance. The unaffiliated shareholders then had zero interest in any future earnings of those assets. Because the sale price of the assets, the purchase price of the remainder of Dr. Kechejian's shares and the Tender Offer price of $0.33 per share all were equal to or approximately equal to book value as of September 30, 2002, there was or will be no adverse effect or impact on an unaffiliated stockholder's interest in net book value and net earnings of Alliance as of September 30, 2002.

     14. Certain Information about Alliance. Alliance's principal executive offices are located at 421 East Airport Freeway, Irving, Texas 75062, telephone number (972) 255-5533. Alliance has no present business operations, Alliance shall seek to combine with an existing operating entity. Alliance has not and will not seek any such candidate until the Expiration Date.

     15. Additional Information. An Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") including the exhibits thereto, filed with the SEC, provides certain additional information relating to the Offer, and may be inspected and copied at the prescribed rates at the SEC's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Schedule TO and the exhibits may also be obtained by mail at the prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or by accessing the SEC's website at www.sec.gov.

     16. Certain United States Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of a sale of Shares pursuant to the Offer based on current U.S. federal income tax law, including applicable Treasury regulations and Internal Revenue Service rulings. This summary deals only with holders that hold Shares as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that hold shares as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have "functional currency" other than the U.S. dollar. Each shareholder should consult the shareholder's tax adviser for a full understanding of the tax consequences of such a sale, including potential state, local and foreign taxation by jurisdictions of which the shareholder is a citizen, resident or domiciliary.

     It is anticipated that shareholders (other than tax-exempt persons) who are citizens and/or residents of the U.S., corporations, partnerships or other entities created or organized in or under the laws of the United States or any

State thereof or the District of Columbia, estates the income of which is subject to U.S. federal income taxation regardless of the source of such income, and trusts if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust ("U.S. shareholders"), and who sell Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash they receive pursuant to the Offer and their adjusted tax basis in the Shares sold. The sale date for tax purposes will be the date Alliance accepts Shares for purchase. This gain or loss will be capital gain or loss and will be treated as either long-term or short-term if the Shares have been held at that time for more than one year or one year or less, respectively. Any such long-term capital gain realized by a non-corporate U.S. shareholder will be taxed at a maximum rate of 20%. This U.S. federal income tax treatment, however, is based on the expectation that not all shareholders will tender their Shares pursuant to the Offer and that the continuing ownership interest in Alliance of tendering shareholders will be sufficiently reduced to qualify the sale as a sale rather than a distribution for U.S. federal income tax purposes. It is therefore possible that the cash received for the Shares purchased would be taxable as a distribution by Alliance, rather than as a gain from the sale of the Shares, in the cash of a shareholder selling less than all of the Shares it owns. In that event, the cash received by a U.S. shareholder will be taxable as a dividend (i.e., as ordinary income) to the extent of the U.S. shareholder's allocable share of Alliance's current or accumulated earnings and profits, with the excess of the cash received over the portion so taxable constituting a non-taxable return of capital to the extent of the U.S. shareholder's tax basis in the Shares sold and with any remaining excess of such cash being treated as either long-term or short-term capital gain from the sale of the Shares depending on how long they were held by the U.S. shareholder. If cash received by a U.S. shareholder is taxable as a dividend, the shareholder's tax basis in the purchased Shares will be considered transferred to the remaining Shares held by the shareholder.

     Under the "wash sale" rules under the U.S. Internal Revenue Code, loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. shareholder acquires Shares within 30 days before or after the date the Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss.

     Alliance may be required to withhold a portion of the gross proceeds paid to a U.S. shareholder or other payee pursuant to the Offer unless either: (a) the U.S. shareholder has completed and submitted to Alliance an IRS Form W-9 (or Substitute Form W-9), providing the U.S. shareholder's employer identification number or social security number as applicable, and certifying under penalties of perjury that: (i) such number is correct; (ii) either (A) the U.S. shareholder is exempt from backup withholding, (B) the U.S. shareholder has not been notified by the Internal Revenue Service that the U.S. shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (C) the Internal Revenue Service has notified the U.S. shareholder that the U.S. shareholder is no longer subject to backup withholding; or (b) an exception applies under applicable law. A Substitute Form W-9 is included as part of the Letter of Transmittal for U.S. shareholders.

     17. Extension of Tender Period. Alliance reserves the right, at any time while the Offer is pending, to extend the Offer by issuing a press release or making some other public announcement by no later that 9:00 a.m. the next business day after the offer otherwise would have expired.

     Except to the extent  required by applicable law  (including  Rule 13e-4(f)
(1) promulgated under the Exchange Act), Alliance will have no obligation to extend the Offer. In the event that Alliance is obligated to, or elects to, extend the Offer, the purchase price for each Share purchased pursuant to the Offer will be $0.33 per share.

     18. Miscellaneous. The Offer is not being made to, nor will Alliance accept tenders from, or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or "blue sky" laws of that jurisdiction. Alliance is not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Shares in accordance with the Offer would not be in compliance with the laws of such jurisdiction. Alliance, however, reserves the right to exclude shareholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as Alliance makes a good-faith effort to comply with any state law deemed applicable to the Offer, Alliance believes that the exclusion of holders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on Alliance's behalf by one or more brokers or dealers licensed under the laws of such jurisdiction.

                                                                    Exhibit A

                                 GEORGE C. WITTE
                               Business Appraiser

June 26, 2002

Board of Directors
Alliance Health, Inc.
421 East Airport Freeway
Irving, Texas  75062

Dear Directors:

I was retained by the Board of Directors of Alliance Health, Inc. (the Company) to judge the fairness of the offer to sell certain real estate and fixed assets belonging to the Company to S. J. Kechejian, M.D., P.A. S. J. Kechejian is the president, treasurer and a director of the Company and owns 78 percent of the stock. A brother of S. J. Kechejian owns 12.5 percent of the stock. S. J. Kechejian, M.D., P.A. is wholly owned by S. J. Kechejian. The selling price is to be between $2,200,000 and $2,400,000 with $300,000 down and the balance payable in three years at 6 percent interest. The book value of the assets the Company is selling was $2,127,568 on May 31, 2002.

     You have asked me to render my opinion as to whether this sale is fair, from a financial point of view, to the public stockholders of the company.

     In the course of my analysis for rendering this opinion, the following items were considered or examined:

          1. the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001. It's Quarterly Reports on Form 10-QSB for the quarters ended December 31, 2001 and March 31, 2002;
          2.   Company Asset Net Book Value, May 31, 2002;
          3.   Company Fixed Assets @ 5-31-02;
          4. County Appraisal District Property Value Notices for the Sherman, Longview, Haltom City and Tyler clinic buildings;
          5. inspection of the Sherman, Longview, Haltom City and Tyler clinics;
          6. inspection of the Dallas, Fort Worth and trailer mounted MRI machines;
          7.   discussions with Sharilyn Wilson, Company Vice President;
          8.   discussions with the vendors of the Company's major equipment;

          9. discussions with the 4 county appraisers who had appraised the clinic buildings;

     In rendering my opinion, I have relied upon and assumed, without independent verification, the accuracy and complete ness of all financial and other information that was available to me from public sources and all the financial and other information provided to me by the Company or its representatives.

     I have further relied upon the assurances of the Company management that they are unaware of any facts that would make the information provided me incomplete or misleading.

     With respect to the projected financial results, I have assumed that they have been prepared on bases reflecting the best currently available estimates and judgments of the Company.

     Based on the foregoing, it is my opinion that the sale of the Company assets is fair, from a financial view, to the approximately 300 public stockholders of the Company.

     The opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in its consideration of the sale of certain assets.

Very truly yours,

/s/ George C. Witte
George C. Witte

GEORGE C. WITTE                                             BUSINESS APPRAISER

EXPERTISE
     Valuation of and expert testimony concerning:
          o Closely held businesses and professional practices for: martial and other property settlements, acquisition, estate and gift taxes, and employee stock ownership plans (ESOP's)
          o    Lost profits
          o    Intellectual assets
          o    Reasonableness of executive compensation (reimbursement)
          o    Warrants, options and other management incentives
          o    Private, civil service and military retirement plans

EXPERIENCE
          o Business appraiser in the Dallas/Fort Worth metroplex for over 25 years, including 3 years while vice president of corporate development for an American Stock Exchange company
          o Testified in more than 40 trails including several in U.S. District Court
          o Performed numerous estate and gift tax appraisals for the Internal Revenue Service
          o Instructor in business appraisal for the University of Texas at Arlington and University of North Texas's continuing education departments
          o    President of two metroplex companies
          o Arbitrator for American Arbitration Association, National Association of Securities Dealers (NASD) and Municipal Securities Rule Making Board.

EDUCATION
          o    Bachelor of Science              Rice University
          o    Master of Science                Purdue University
          o    Advanced Management Program      Harvard Business School
          o    MBA courses                      Columbia University

REGISTRATIONS
          o    Certified Mediator
          o    Real Estate Broker

_______________________________________________________________________________

                               7027 Elmridge Drive
                               Dallas, Texas 75240
                         telephone & fax: (972) 239-2807

                              LETTER OF TRANSMITTAL

             To Accompany Shares of Common Stock, $0.01 Par Value of
                              Alliance Health, Inc.
                   Tendered Pursuant to the Offer to Purchase
              Dated December 20, 2002 as amended February 26, 2003

--------------------------------------------------------------------------------

              THE OFFER WILL EXPIRE AT MIDNIGHT DALLAS, TEXAS TIME
                 ON MARCH 15, 2003, UNLESS THE OFFER IS EXTENDED
--------------------------------------------------------------------------------

                               Sharilyn B. Wilson
                             Chief Financial Officer
                              Alliance Health, Inc.
                             421 E. Airport Freeway
                               Irving, Texas 75062
                                 (972) 255-5533



DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

DESCRIPTION OF SHARES TENDERED (See Instructions 3 and 4)
================================================================================
Name(s) and Address(es) of
Registered Owner(s): (Please
Fill in, if Blank, exactly the
Name(s) in Which Shares Are
Registered) (Attach Additional                     Shares Tendered
Signed List, if Necessary)            (Attach additional schedule, if necessary)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                   Total Number
                                                   Of Shares             Number
                                Certificate        Represented         of Shares
                                Number(s)*         by Certificate(s)    Tendered
                                ________________________________________________
                                ________________________________________________
                                ________________________________________________

                                Total Shares
                                Tendered

--------------------------------------------------------------------------------
o The certificates representing such Shares MUST be returned together with this Letter of Transmittal.


================================================================================
|_| I HAVE LOST MY CERTIFICATE(S) FOR SHARES OF STOCK OF ALLIANCE HEALTH, INC. AND REQUIRE ASSISTANCE WITH RESPECT TO REPLACING SUCH CERTIFICATE(S). SEE INSTRUCTION 3.

     This Letter of Transmittal is to be used (a) by you if you desire to effect the tender transaction yourself, (b) by you if you intend to request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you and the Shares are not registered in the name of such broker, dealer, commercial bank, trust company or other nominee, and (c) by a broker, dealer, commercial bank, trust company or other nominee effecting the transaction as a registered owner or on behalf of a registered owner. To accept the Offer in accordance with its terms, a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), any certificates representing Shares tendered, any other documents required by this Letter of Transmittal must be mailed or delivered to Alliance at an appropriate address set forth above and must be received by Alliance prior to midnight Dallas, Texas Time on March 15, 2003, or such later time and date to which the Offer is extended.

                   NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW:
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The person(s) signing this Letter of Transmittal (the "Signor") hereby tender(s) to Alliance Health, Inc., the above-described shares of common stock, par value $0.01 per share (the "Shares"), of Alliance, for purchase by Alliance at a price (the "Purchase Price") of $0.33 per Share in cash, under the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2003, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which Offer to Purchase and Letter of Transmittal together with any amendments or supplements thereto collectively constitute the "Offer").

     Subject to, and effective upon, acceptance for payment of, or payment for, Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, Alliance all right, title and interest in and to all of the Shares that are being tendered hereby that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints Sharilyn B. Wilson as attorney-in-fact of the Signor with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) present certificate(s) for such Shares, if any, for cancellation and transfer on Alliance's books and
(b) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions set forth in the Offer.

     The Signor hereby represents and warrants that (a) the Signor, if a broker, dealer, commercial bank, trust company or other nominee, has obtained the tendering shareholder's instructions to tender pursuant to the terms and conditions of this Offer in accordance with the letter from Alliance to brokers, dealers, commercial banks, trust companies and other nominees; (b) when and to the extent Alliance accepts the Shares for purchase, Alliance will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; and (c) on request, the Signor will execute and deliver any additional documents that Alliance deems necessary or desirable to complete the assignment, transfer and purchase of the Shares tendered hereby.

     The name(s) and address(es) of the registered owner(s) should be printed as on the registration of the Shares. The certificate(s) representing such Shares must be returned together with this Letter of Transmittal.

     The Signor understands that acceptance of Shares by Alliance for payment will constitute a binding agreement between the Signor and Alliance upon the terms and subject to the conditions of the Offer.

     If any of Signor's tendered Shares are purchased by Alliance, a check for the purchase price of the tendered Shares purchased will be issued to the order of the Signor and mailed to the address indicated, unless otherwise indicated below in the box titled Special Payment Instructions or the box titled Special Delivery Instructions. Under no circumstances will Alliance pay interest on the purchase price.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Signor and all obligations of the Signor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Signor. Except as stated in the Offer, this tender is irrevocable.

     Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the purchase price and/or return any Share certificates not accepted for payment in the name(s) of the registered holder(s) appearing above under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price for any Shares purchased and/or return any Share certificates not accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." In the event that both the Special Payment Instructions and the Special Delivery Instructions are completed, please issue the check for the purchase price and/or return any Share certificates not accepted for payment in the name of, and deliver such check and/or return any such Share certificates to, the person(s) so indicated. The undersigned recognizes that Alliance has no obligation pursuant to the Special Payment
Instructions to transfer any Shares from the name of the registered holder thereof if Alliance does not accept for payment any of the Shares tendered hereby.

--------------------------------------------------------------------------------

     SPECIAL PAYMENT INSTRUCTIONS (See Instructions 1, 5, 6 and 7)

To be completed ONLY if any certificate for Shares not purchased, and/or a check for the purchase price of Shares accepted for payment, is to be issued in the name of someone other than the undersigned.

Issue  |_|   Check to:
       |_|   Certificate(s) to:

Name(s)________________________________________________________________________
                                 (Please Print)
Address(es)____________________________________________________________________
_______________________________________________________________________________
_______________________________________________________________________________
_______________________________________________________________________________
                         (City, State, Zip/Postal Code)
_______________________________________________________________________________
                       (Country, if not the United States)
_______________________________________________________________________________
                (Tax Identification or Social Security Number(s))

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     SPECIAL DELIVERY INSTRUCTIONS (See Instructions 1, 5, 6 and 7)

To be completed ONLY if any certificate for Shares not purchased, and/or a check for the purchase price of Shares accepted for payment and issued in the name of the registered owner(s), is to be sent to someone other than the registered owner(s) or to the registered owner(s) at an address other than that shown above. Issue |_| Check to: |_| Certificate(s) to:

Name(s)________________________________________________________________________
                                 (Please Print)

Address(es)____________________________________________________________________
_______________________________________________________________________________
                         (City, State, Zip/Postal Code)
_______________________________________________________________________________
                       (Country, if not the United States)

--------------------------------------------------------------------------------

                            SHAREHOLDER(S) SIGN HERE

(See Instructions 1 and 5) (Please See Substitute Form W-9) (Please Print Except for Signature)

                 (Signature(s) Exactly as Shares Are Registered)
_______________________________________________________________________________
_______________________________________________________________________________
                         (Signatures of Shareholder(s))
     Dated: ___________________________________________________, 2003

Must be signed by registered owner(s) exactly as Shares are registered. If signature is by an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 5. Signature guarantees are required in certain circumstances. See Instruction 1. By signing this Letter of Transmittal, you represent that you have read the entire Letter of Transmittal. Name(s)________________________________________________________
_______________________________________________________________________________
(Please Print Name(s) of Owner(s)  Exactly as Shares Are Registered)
(Tax  Identification  or Social  Security   Number(s)):____________________
Daytime  Telephone  Number, including Area Code:________________________

                            Guarantee of Signature(s)
         (See Instructions 1 and 5) (Please Print Except for Signature) Authorized Signature______________________________________________________
     Name______________________________________________________________________
     Title_____________________________________________________________________
     Name of Firm______________________________________________________________
     Address___________________________________________________________________
_______________________________________________________________________________
                            (Include Zip/Postal Code)
     Telephone Number, including Area Code_________________________________
     Dated:__________________________________________________________

                                  INSTRUCTIONS
              Forming Part of the Terms and Conditions of the Offer

     1. Guarantee of Signatures. No signature guarantee is required on this Letter of Transmittal if (a) this Letter of Transmittal is signed by the registered holder(s) of Shares tendered hereby, or (b) the Shares are tendered for the account of a firm (an "Eligible Institution") which is a broker, dealer, commercial bank, credit union, savings association or other entity which is a member in good standing of a stock transfer association's approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

     2. Delivery of Letter of Transmittal and Certificates. THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING SHARE CERTIFICATES, THIS LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. Delivery of any documents will not be deemed made until actually received by Alliance. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Shareholders have the responsibility to cause their Shares (in proper certificated form), this Letter of Transmittal (or a copy or facsimile hereof) properly completed and bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by this Letter of Transmittal to be timely delivered in accordance with the Offer. Alliance will not accept any alternative, conditional or contingent tenders. All tendering shareholders, brokers, dealers, commercial banks, trust companies and other nominees, by execution of this Letter of Transmittal (or a copy or facsimile hereof), waive any right to receive any notice of the acceptance of their tender.

     3. Lost Certificates. In the event that any Alliance stockholder is unable to deliver to Alliance, Alliance Certificate(s) representing his, her or its shares of Alliance Stock due to the loss or destruction of such Alliance Certificate(s), this fact should be indicated on the face of this Letter of Transmittal. In such case, the stockholder should also contact Alliance by telephone (972) 255-5533 to report the lost securities. Alliance will forward additional documentation which such stockholder must complete in order to effectively surrender such lost or destroyed Alliance Certificate(s) (including affidavits of loss and indemnity bonds in lieu of Alliance Certificate(s)). There may be a fee in respect of lost or destroyed Alliance Certificates, but surrenders hereunder regarding such lost certificates will be processed only after such documentation has been submitted to and approved by Alliance.

    4. Inadequate Space. If the space provided in any of the boxes to be completed is inadequate, any additional necessary information should be listed on a separate schedule signed by all of the required signatories and attached to the document to which it supplements.

     5. All Shares. Alliance will purchase all Shares properly tendered pursuant to this Offer. Certificates not properly tendered will be returned promptly following Expiration of the Offer, without further expense to the tendering shareholder.

     6. Signatures on Letter of Transmittal, Authorizations and Endorsements.

     (a) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) for the Shares tendered without alteration, enlargement or any change whatsoever.

     (b) If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     (c) If any of the tendered Shares are registered in different names (including Shares attributed to the tendering shareholder for Federal income tax purposes under Section 318 of the Code) on several certificates, it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

     (d) If this Letter of Transmittal or any certificate for Shares tendered or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Alliance of their authority so to act must be submitted.

     (e) If this Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to, or certificates for Shares not purchased are to be issued in the name of, a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     (f) If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed thereon, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the Shares involved. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     7. Transfer Taxes. Alliance will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer, provided, however, that if (a) payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Shares are to be registered in the name(s) of, any person(s) other than the registered owner(s), or (b) if any tendered certificate(s) are registered, or the Shares tendered are otherwise held, in the name(s) of any person(s) other than the registered owner, the amount of any transfer taxes (whether imposed on the registered owner(s) or such other person(s)) payable on account of the transfer to such person(s) will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted herewith.

     8. Special Payment and Delivery Instructions. If certificate(s) for unpurchased Shares and/or check(s) are to be issued in the name of a person other than the registered owner(s) or if such certificate(s) and/or check(s) are to be sent to someone other than the registered owner(s) or to the registered owner(s) at a different address, the captioned boxes "Special Payment Instructions" and/or "Special Delivery Instructions" in this Letter of Transmittal must be completed.

     9. Determinations of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by Alliance, in its sole discretion, which determination shall be final and binding. Alliance reserves the absolute right to reject tenders determined not to be in appropriate form or to refuse to accept for payment, purchase or pay for, any Shares if, in the opinion of Alliance's counsel, accepting, purchasing or paying for such Shares would be unlawful. Alliance also reserves the absolute right to waive any defect in any tender, whether generally or with respect to any particular Share(s) or shareholder(s). If we waive a defect with respect to one tender of Shares, we will waive that defect for all other tenders of Shares. Alliance's interpretations of the terms of the Offer (including these instructions) shall be final and binding.

NEITHER ALLIANCE, ITS BOARD OF DIRECTORS, NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

     10. Questions and Requests for Assistance and Additional Copies. Questions, requests for assistance and requests for additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to Sharilyn B. Wilson,
(972) 255-5533 at the mailing address provided above. Shareholders who do not own Shares directly may also obtain such information and copies from their broker, dealer, commercial bank, trust company or other nominee. Shareholders who do not own Shares directly are required to tender their Shares through their broker, dealer, commercial bank, trust company or other nominee and should NOT submit this Letter of Transmittal to Alliance.

     11. Restriction on Short Sales. Section 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14e-4 promulgated thereunder make it unlawful for any person, acting alone or in concert with others, directly or indirectly, to tender Shares in a partial tender offer for such person's own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a net long position equal to or greater than the amount tendered in (a) Shares, and will deliver or cause to be delivered such Shares for the purpose of tender to Alliance within the period specified in the Offer, or (b) an equivalent security and, upon acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to Alliance prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     The acceptance of Shares by Alliance for payment will constitute a binding agreement between the tendering shareholder and Alliance upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that the shareholder has a "net long position" in the Shares being tendered within the meaning of Rule 14e-4 and that the tender of such Shares complies with Rule 14e-4.

     12. Backup Withholding Tax. Under the U.S. federal income tax laws, Alliance may be required to withhold 31% of the amount of any payment made to certain holders pursuant to the Offer. In order to avoid such backup withholding tax, each tendering U.S. shareholder who has not already submitted a correct, completed and signed Form W-9 or Substitute Form W-9 to Alliance should provide Alliance with the shareholder's correct taxpayer identification number ("TIN") by completing a Substitute Form W-9, a copy of which is included in this Letter of Transmittal. In general, if a U.S. shareholder is an individual, the TIN is the individual's Social Security number. If Alliance is not provided with the correct TIN, the U.S. shareholder may be subject to a penalty imposed by the Internal Revenue Service. The box in Part 2 of the Substitute Form W-9 may be checked if the tendering shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 2 is checked and payment of the purchase price of Shares is made within 60 days of the receipt by Alliance of the Substitute Form W-9, Alliance is not required to withhold any backup withholding tax from the payment. Certain U.S. shareholders (including, among others, all U.S. corporations) are not subject to these backup withholding and reporting requirements, but should nonetheless complete a Substitute Form W-9 to avoid the possible erroneous imposition of a backup withholding tax.

     In order for a non-U.S. shareholder to avoid the 31% backup withholding tax, the non-U.S. shareholder must submit a statement to Alliance signed under penalties of perjury attesting as to its non-U.S. status.

     Backup withholding tax is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding tax will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, the shareholder may claim is Alliance from the Internal Revenue Service. All shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Offer.

     The tax information set forth above is included for general information only and may not be applicable to the situations of certain taxpayers.

IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A COPY OR FACSIMILE HEREOF) PROPERLY COMPLETED AND BEARING ORIGINAL SIGNATURE(S) AND THE ORIGINAL OF ANY REQUIRED SIGNATURE GUARANTEE(S), SHARES (IN PROPER CERTIFICATED FORM) AND OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY ALLIANCE, OR A PROPERLY COMPLETED AND DULY EXECUTED NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY ALLIANCE PRIOR TO THE EXPIRATION OF THE OFFER.

--------------------------------------------------------------------------------
Payor's Name: ALLIANCE HEALTH, INC.
--------------------------------------------------------------------------------
              Part 1: PLEASE PROVIDE YOUR                  Social Security
              TIN IN THE BOX AT THE RIGHT                       Number
              AND CERTIFY BY SIGNING AND                          or
SUBSTITUTE    DATING BELOW                                     Employer
FORM W-9                                                    Identification
                                                                Number
                                                        -----------------------
--------------------------------------------------------------------------------
                                           (If awaiting TIN write "Applied For")

                                                        -----------------------
Department
of the Treasury     CERTIFICATION--UNDER PENALTIES OF PERJURY, I
Internal Revenue    CERTIFY THAT: (1) THE INFORMATION PROVIDED ON
Service             THIS FORM IS TRUE, CORRECT AND COMPLETE, AND

                    (2) I AM NOT SUBJECT TO BACKUP  WITHHOLDING  EITHER  BECAUSE
                    (I) I AM EXEMPT FROM BACKUP WITHHOLDING, (II) I HAVE NOT BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICES (THE "IRS") THAT I AM SUBJECT TO BACKUP WITHHOLDING AS A RESULT OF UNDERREPORTING INTEREST OR DIVIDENDS, OR (III) THE IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING. (YOU MUST CROSS OUT ITEM (2) IN THE IMMEDIATELY PRECEDING SENTENCE IF YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE CURRENTLY SUBJECT TO BACKUP WITHHOLDING BECAUSE YOU FAILED TO REPORT ALL INTEREST AND DIVIDENDS ON YOUR RETURN.)

                    Payor's Requested Address: _____________________
                    __________________________________________
                   (Include Zip Code)

--------------------------------------------------------------------------------
Payor's Request for Taxpayer
Identification Number (TIN)

                                            SIGNATURE: ________________________
                                            DATE: ___________

--------------------------------------------------------------------------------

                                     Part 2--Awaiting TIN [ ]. Please see below.

--------------------------------------------------------------------------------

                   YOU MUST COMPLETE THE FOLLOWING CERTIFICATE
              IF YOU CHECK THE BOX IN PART 2 OF SUBSTITUTE FORM W-9

--------------------------------------------------------------------------------

                        CERTIFICATE OF AWAITING TAXPAYER
                       IDENTIFICATION NUMBER CERTIFICATION

I certify, under penalties of perjury, that a Taxpayer Identification Number has not been issued to me, and that I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a Taxpayer Identification Number to the payer within 60 days, Alliance is required to withhold 30% of all payments due to me pursuant to the Offer.

______________________________________       ___________________________________
 Signature                                           Date

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

                                                            Exhibit (a)(5)(iii)


                              ALLIANCE HEALTH, INC.
                             421 E. AIRPORT FREEWAY
                               IRVING, TEXAS 75062

To All Alliance Health, Inc. Shareholders

Re: Tender Offer for Shares of Common Stock

Dear Shareholder:

     Enclosed is Alliance's Amended Offer dated February 26, 2003 to purchase your shares of common stock and Letter of Transmittal for your completion and execution in the event you wish to accept the offer and tender your shares. If you have already executed and sent to Alliance a Letter of Transmittal and still wish to tender your shares, you do not need to do anything.

     Please note that the Offer has been extended and now will expire at midnight Dallas, Texas time on March 15, 2003.

                                             Sincerely,


                                             Sharilyn B. Wilson
                                             Chief Financial Officer